August 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Evan Ewing

Re:	Nxu, Inc.
Registration Statement on Form S-1
Filed on June 21, 2023, as amended
File No. 333-272793

Dear Mr. Ewing:

Pursuant to the letter, dated August 2, 2023, from Nxu, Inc. (the “Company”), the Company requested that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on August 3, 2023, or as soon thereafter as practicable. The Company hereby requests to withdraw its aforementioned request to accelerate the effectiveness of such Registration Statement and intend to request effectiveness of such Registration Statement in the near future pursuant to a separate request for effectiveness.

Please contact Michael Blankenship or James R. Brown of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 or (713) 651-2796, respectively, if you have any questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

NXU, INC.

By:	/s/ Mark Hanchett
Name:	Mark Hanchett
Title:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP
James R. Brown, Winston & Strawn LLP